                   [Burton Capital Management, LLC Letterhead]

April 7, 2005

The Board of Directors
Cenveo Inc.
8310 South Valley Highway, #400
Englewood, Colorado 80112

Dear Sirs and Madams:

I write on behalf of Burton Capital Management, LLC ("BCM"), of which I am the
Chairman, Chief Executive and Managing Member. BCM has specific expertise in the publishing and commercial printing industries, where I spent virtually my entire
30-year business career as a successful hands-on manager and operator. BCM is currently a shareholder of Cenveo Inc. ("Cenveo" or the "Company"), owning, collectively with its partners, 4,698,215 common shares or approximately 9.6% of
Cenveo's outstanding shares as of April 5, 2005. We are very concerned about the current state of Cenveo, and believe that significant changes are required to put the Company on the right track in order to create shareholder value.

I have followed Mail-Well/Cenveo for many years as a competitor and also as an investor. As I believe you know, over the last nine months I have communicated with members of the Company's senior management about a potential acquisition of, or a significant investment in, the Company. During my business career, I have had the opportunity to work on or with several outstanding Boards of
Directors at IBM, Capital Cities/ABC, and World Color Press, Inc. (a KKR
portfolio company). Our number one objective at these firms was to increase shareholder value. Based on the Company's performance over the last few years as well as the discussions I have had with your senior management, it is very obvious that this is not the case at Cenveo.

Our past conversations have detailed ways that BCM could participate in creating value for all Cenveo's shareholders. These proposals have been consistently dismissed, with the Board's representatives indicating that Cenveo was "not for sale". We believe that each of these proposals, if consummated, would have resulted in the creation of significant value for Cenveo shareholders.

On March 23, 2005, Ms. Susan Rheney, Interim Chairman of Cenveo, indicated to us that the Board would not hire an independent financial advisor to assist in the review of our proposals or to accompany her at a meeting with us. We do not understand these rejections in light of Cenveo's depressed stock price, the
Company missing its fiscal 2004 earnings guidance, and the resignation of Mr.
Paul Reilly as the Company's Chairman, President and Chief Executive Officer on
January 7, 2005. As a significant shareholder, these developments are completely unacceptable.

Despite our frustration after being consistently rebuffed, we remain enthusiastic about Cenveo. We believe that our participation in the management and stewardship of the Company is in the best interests of all Cenveo shareholders. To ensure that all of you are fully informed of our conversations with your management and representatives, set forth below is the history and background of those conversations and how we propose to move forward.

HISTORY AND BACKGROUND OF OUR PROPOSALS

In July 2004, BCM contacted Cenveo's then Chairman, President and Chief
Executive Officer, Mr. Paul Reilly, to discuss our interest in potentially acquiring the Company. A meeting was subsequently held between BCM and Mr.
Reilly to explore this opportunity. Further to this meeting and after several subsequent discussions, BCM proposed a transaction to acquire Cenveo at a price of $7.00 per share. Our proposal was subject to, among other things, limited due diligence (we indicated with confidence that we could complete our diligence in less than a month and finalize the deal early in 2005) and a financing contingency, and was based upon the Company's public statements, namely that it expected to generate between $135 and $142 million of EBITDA for the fiscal year ending December 31, 2004, and that it intended to use Cenveo's free cash flow to reduce debt meaningfully by the end of fiscal 2004.

BCM's proposal valued the Company at approximately 8.5x Cenveo's trailing twelve-month EBITDA and represented a premium of approximately 155% to the average closing prices for the month of July 2004. We also indicated a willingness to consider a higher price, if warranted, following the completion of our due diligence.

Regrettably, after a considerable delay, we were advised by representatives of the Cenveo Board that they were only willing to entertain discussions with us if we would indicate a valuation range in the "high single-digits". At those levels, the Company would have been valued at approximately 9x trailing twelve-month EBITDA. We believed, and communicated our view, that neither the
Company's historical nor projected earnings, business properties and portfolio, or precedent transaction comparables justified such a price. Subsequent to our discussions, the Company significantly missed its projections, ended fiscal 2004 with EBITDA of $128.6 million and failed to reduce its considerable financial leverage.

In 2005, after learning of Mr. Reilly's plans to resign, we again contacted the
Cenveo Board to express our continued interest in the Company. We indicated, in response to a statement that the Company was still "not for sale", that we were willing to consider an alternative proposal. BCM proposed in February 2005 to invest up to $100 million in newly issued securities of Cenveo which would be priced based on the then current market price of approximately $3.00 per common share. BCM also proposed that I would succeed Mr. Reilly as Chairman and Chief
Executive Officer of Cenveo and that BCM would have the right to appoint two directors to Cenveo's then current Board (in addition to my appointment as
Chairman).

This alternative proposal was intended to offer existing shareholders of the
Company the opportunity to participate alongside us in our plan for value creation, provide the Company with a logical management succession plan, and reduce its considerable financial leverage. Nonetheless, we were advised that the Company had hired Korn/Ferry to conduct a search for Mr. Reilly's replacement, and that the Company sought my participation in that process rather than direct discussions of our proposal. While I had no interest in formally participating in such a process, given our willingness to lead an investment of significant new capital into the Company, we invited the Company's Interim
Chairman to discuss with us our proposal. We do not believe that our invitation was taken seriously and continue to believe that a potential investment in the
Company at terms to be negotiated would be a sensible and winning option for the
Company and all of its shareholders.

We continue to believe that the Company remains significantly undervalued. It is obvious from the Company's financial results that it must take immediate and aggressive cost reduction actions. While we all agree the marketplace has been challenging for the industry since the 2001 recession, it is abundantly clear to us that these conditions will prevail for the foreseeable future. We believe customer and vendor consolidation coupled with increasing pricing pressures will remain a fact of life for all printers, who will need to constantly adjust their cost structure in order to survive.

Despite significant restructuring costs and capital expenditures, Cenveo's financial results over the past three years have not shown significant improvement. While many of Cenveo's printing industry competitors appear to have recovered from their challenges, Cenveo's results have remained stagnant. The
Company claims to have cut more than $130 million in costs over the past three years. Unfortunately for Cenveo shareholders, these cost cuts have not translated into significantly improved financial performance.

Since the beginning of 2002, neither revenue, nor gross margin has grown significantly, while selling, general and administrative expenses have actually increased. As a result, EBITDA has remained essentially flat despite the
Company's cost cutting efforts. We believe that the Company's cost structure continues to be out of line with industry realities, and will need to be reduced for Cenveo to be successful. Cenveo cannot simply wait for additional revenue to materialize - the Company must strive to become the low-cost producer in the industry. Becoming the low-cost producer would make Cenveo more competitive, and put the Company on a solid foundation for future growth. WE BELIEVE THAT IF THE
COMPANY'S COST STRUCTURE WERE BROUGHT IN LINE WITH THOSE OF ITS PUBLICLY TRADED
PEERS, SUBSTANTIAL VALUE WILL BE CREATED FOR ITS SHAREHOLDERS WITH THE STOCK
POTENTIALLY WORTH AT LEAST $10 TO $12 PER SHARE.

MOVING FORWARD

The Company's unwillingness to hire an independent advisor to formally review strategic alternatives and to fairly evaluate our proposals to create shareholder value is disappointing and not in the best interest of shareholders.
Given Cenveo's poor share price performance, high leverage, missed financial guidance, and lack of senior leadership, we believe it is the Board's fiduciary duty to fully examine all credible proposals to enhance shareholder value and improve the capital structure of the Company.

For more than nine months, our efforts to speak with your representatives have not been given due consideration. Our patience is running out. As a shareholder owning, together with our partners, approximately 9.6% of Cenveo's outstanding shares, we strongly urge you to appoint me as Chairman and Chief Executive
Officer of Cenveo along with the appointment of two BCM chosen board members (in addition to my appointment as Chairman) to Cenveo's existing Board.

We trust that you will fairly and dutifully give our proposals immediate and serious attention and that the Company has not adopted and will not adopt any economic or governance barriers to opportunities for increased shareholder value. We believe that it would be imprudent for you to hire a new CEO with, or otherwise implement, economic incentives or change of control arrangements that would be triggered by transactions with or as proposed by us. Your fiduciary duties to your shareholders require no less.

I have been a senior executive in the publishing and commercial printing industry for over 30 years and fully understand the continuing challenges in the printing industry, including that the pricing pressures we face today are not likely to improve. I believe that it is imperative that the Company become the low cost producer in the industry. You face a major decision that can mean success or failure for the Company. My successful track record speaks for itself
(For my bio, see the appendix to this letter). I have already assembled a deep and proven management team that is prepared to go to work with me immediately.
This team has a long and proven track record delivering value to shareholders in the printing industry. This is not a "business as usual" job. It will require major actions by proven performers. Our team will make it our commitment to turn the Company into a winner that investors and employees of the Company deserve.

In light of the absence of a chief executive officer and the considerable challenges currently facing the Company, we respectfully require your answer to our proposal as soon as possible. In the event that we do not hear back from you promptly, we will consider other alternatives, such as a proxy contest, to maximize shareholder value.

We look forward to hearing from you.

Yours very truly,

/s/ Robert G. Burton, Sr.
Robert G. Burton, Sr.
Chairman, CEO and Managing Member

Cenveo Inc. Board of Directors:

Thomas E. Costello
Paul F. Kocourek
Martin J. Maloney
David M. Olivier
Jerome W. Pickholz
Alister W. Reynolds
Susan O. Rheney
Wellington E. Webb

APPENDIX:  BACKGROUND OF ROBERT G. BURTON, SR.

     From December 2000 through December 2002, I served as the Chairman,
President and CEO of Moore Corporation Limited ("Moore"), a leading printing company with over $2.0 billion in revenue for fiscal 2002. During my tenure at
Moore, I led Moore to a dramatic turnaround by significantly reducing costs, recruiting top-tier executive talent and growing revenue through acquisitions and a "one-stop shopping" customer focus. Moore's share price increased from
$2.38 on December 12, 2000, the first date of my employment, to $10.16 on
December 6, 2002, the date of my resignation. Moore was not the first time that
I delivered results to shareholders.

     From April 1991 through October 1999, I was the Chairman, President and CEO of KKR's portfolio company, World Color Press, Inc. ("World Color"), a leading commercial printing company with revenues in excess of $2.3 billion for fiscal
1998. During my nine-year tenure as the senior executive of World Color, I led its turnaround, culminating in its sale by way of a merger in 1999 with Quebecor
Printing, Inc., creating Quebecor World, one of the world's largest commercial printers. World Color completed its IPO on January 25, 1996 at a price of $19.00 per share and was sold in the merger at a value per share of $38.00. Under my leadership, World Color completed twenty-five accretive and successful acquisitions.

     From 1981 to 1991, I held a series of senior executive positions at Capital
Cities/ABC, including President of ABC Publishing. At Capital Cities/ABC, I was
instrumental in turning around the operations I ran from a loss position to a major profit contributor for the company. I have also held senior executive media positions at CBS and IBM, and I am a member of Printing Impressions Hall of Fame.